SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2003

VEOLIA ENVIRONNEMENT
 (Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Paris, September 24, 2003

PRESS RELEASE

Results for the first half of 2003 and decisions on strategic refocusing

Strategic refocusing on long-term contract business
within the North American water operations;
Reassessment of market value for other USFilter assets;
Sustained operating performance affected by exchange rate changes;
Control of debt and free cash flow generation confirmed (1)

Excluding assets sold in 2002 and 2003(2)

Revenue	up 0.3% to €13,902 million (up 5.4% at constant exchange rates compared to the first half of 2002)
EBITDA(3)	€1,820 million (up 2.5% at constant exchange rates compared to the first half of 2002)
EBIT(4)	€883 million (down 2.3% at constant exchanges rates compared to the first half of 2002))

Consolidated Revenue	€14,048 million compared with €14,970 million for the first half of 2002
Consolidated EBITDA	€1,824 million compared with €1,951 million for the first half of 2002
Consolidated EBIT	€884 million compared with €1,018 million for the first half of 2002
Extraordinary write-down of USFilter assets	€2,232 million
Net income (loss) of	Net loss of €2,100 million compared with net income of €213 million at June 30, 2002
Net debt(5)	€13,106 million compared with €13,066 million at December 31, 2002

(1)

Free cash flow is defined as the net change in cash generated from operating activities before the change in securitized and discounted receivables, net of capital expenditures, financial investments and asset disposals.

(2)

These include certain USFilter assets sold in 2002 (Filtration & Separation, Plymouth, US Distribution) and Bonna Sabla in France also sold in 2002, as well as Surface Preparation Corp. (sale announced in July 2003).

(3)	EBITDA = EBIT + depreciation, excluding goodwill amortization + renewal expense (€150m at June 30, 2003 compared with €134m at June 30, 2002).

(4)

EBIT, the internal indicator for management purposes relating to the income statement, is the operating income (loss) before goodwill amortization and restructuring costs. It corresponds to the operating result as defined under Regulation 99-02 of the CRC, the French accounting regulations authority.

(5)	Net financial debt is defined as the sum of long-term debt and short-term borrowings less short-term receveivables, long-term receivables, marketable securities, cash and cash equivalents.

The Veolia Environnement Board of Directors met on September 23, 2003, and approved the company’s financial statements for the first half of the year.

The consolidated financial statements at June 30, 2003 show:

–	sustained operating performance in the company’s main businesses, despite less favorable economic conditions. The water (excluding North America), waste management and energy services divisions achieved good results in the first half;

–	a decline in the contribution of USFilter's businesses to the company's results, particularly in the area of equipment sales;

–	the impact of exchange rate fluctuations (the US dollar fell 21% against the euro and the pound sterling fell 11% against the euro during the period), which had an aggregate negative impact of €43 million on EBIT;

–	the effects of a strict policy of control and selectivity of capital expenditures and financial investments, and control of working capital requirements. The company generated free cash flow of approximately €200 million, which allowed it to stabilize its debt after dividends.

2003 FIRST-HALF RESULTS

Consolidated revenue for the first half of 2003 reached €14,048 million. Excluding the assets sold in 2002 and 2003, consolidated revenue totaled €13,902 million, up 5.4% at constant exchange rates.

EBIT for the company reached €884 million. Excluding the assets sold in 2002 and 2003, EBIT reached €883 million, representing a 2.3% decrease at constant exchange rates. EBITDA reached €1,824 million. Excluding the assets sold in 2002 and 2003, EBITDA reached € 1,820 million, up 2.5% at constant exchange rates.

Revenue: Growth in-line with targets

Exchange rate fluctuations had a negative impact of €705 million, of which €450 million is due to the change in the value of the US dollar (the average rate of the dollar against the euro was 1.115 for first-half 2003 compared with 0.885 for first-half 2002). The remainder was mainly due to Latin American currencies and the pound sterling. Internal growth, excluding assets sold in 2002 and 2003, was 5.2%.

Water (excluding assets sold in 2002 and 2003): revenue –3.7%, including internal growth at constant exchange rates of 2.5%

Internal growth, excluding assets sold in 2002 and 2003, for the water businesses in the first-half 2003 reflects contrasting situations in the company’s different regions.

In France, revenue from water services increased 3.7%. Outside France (excluding the United States and Latin America), revenue rose by over 20%. In the United States, revenue in dollars increased 4.1%, but was impacted by the fluctuation in exchange rates.

Overall growth was affected by the slowdown in business in Latin America and by a decline in revenue from Veolia Water Systems of around 16%.

Waste management: revenue -4.4%, including internal growth at constant exchange rates of 4.5%

Internal growth can be analyzed as follows:

–	In France, a good level of business activity continued and led to growth of 6.4%.

–	Outside France, total revenue growth, on a like-to-like basis and at constant exchange rates, was 3.7% excluding Latin America (Proactiva).

Energy services: revenue +4.4%, including internal growth at constant exchange rates of 5.5%

Internal revenue growth for energy services remained buoyant at 5.5%, this growth being achieved during the first quarter.

–	In France, revenue rose 1.3%. Most of the growth was recorded in the first quarter due to exceptional weather conditions.

–	Outside France, revenue increased 12.6%.

Transportation: revenue +6.8%, including internal growth at constant exchange rates of 9.0%

In France, growth of 4.1% was due to buoyant business in the intercity segments. Outside France, growth was 12.1%.

FCC (Veolia Environnement’s Share): +13.3%, including internal growth of 13.0%

Internal growth of 13% was generated by municipal services and construction.

EBIT: sustained level of operating performance in Water, excluding the United States, Waste and Energy Services

Water: €402 million. Excluding assets sold in 2002 and 2003, EBIT of €401 million compared with €425 million at June 30, 2002, stable at constant exchange rates

In France, improved productivity and continued high volumes allowed for a good level of profitability to be maintained.

Excluding the United States, EBIT from businesses outside France increased considerably, due in particular to the improved profitability of the Berlin contract and the effects of the most recent contracts in the Czech Republic, Germany and Asia.

The very positive performance in Europe and Asia (with EBIT growth of over 10%) offset the fall in EBIT from USFilter which was affected by low margins for equipment sales in a difficult market; and the effects of the startup of some contracts in the Services segment.

Including assets sold in 2002 and 2003, EBIT in Water was €402 million.

Waste management: EBIT of €179 million compared with €195 million, up 5% at constant exchange rates and excluding Proactiva

Businesses in France confirmed the trend of margin recovery during the first half 2003.

Outside France, the profitability of the Northern European businesses improved by around 37%, driven by good results in the UK (new contracts in municipal and industrial waste) and in Central Europe. In North America, business in solid waste offset the slowdown in the industrial waste business. The fall in volumes in Asia had a negative impact on earnings in that region. Finally, the contribution from operations in Latin America was slightly negative.

Energy services: EBIT of €179 million compared with €162 million, up 12% at constant exchange rates

The stability of EBIT in France is in line with the increase in business during first-half 2003. Commercial developments, favorable price changes and the success of cogeneration compensated for weak performance in the engineering activity.

Outside France, the strong increase in EBIT (+54%) is the result of recent expansion in the Baltic states, Poland and Italy. In addition, the favorable weather conditions in Eastern Europe and Siram’s expansion in Italy led to positive results.

Transportation: EBIT of €41 million compared with €55 million, down 27% at constant exchange rates

In France, earnings continued to develop favorably.

Outside France, EBIT was considerably affected by the difficult situation with certain markets and contracts (especially in the UK) during the first half.

FCC: EBIT of €119 million compared with €117 million, up 2.1% at constant exchange rates

FCC’s increased EBIT is due to the good performance of municipal services.

Conversely, the contribution from the cement business fell due to the stoppage of one of the furnaces during the first quarter.

NET FINANCIAL EXPENSE

Net financial expense was €451 million compared with €379 million at June 30, 2002. The non-recurring financial result includes a provision of €72 million relating to the write-down of certain financial assets held by USFilter. Excluding this non-recurring element, the net financial expense amounts to €370 million. The cost of financing was €314 million versus €316 million at June 30, 2002, reflecting a net interest rate for first-half 2003 of 4.28%. This rate is in line with the average interest rate at December 31, 2002 of 4.25%.

NET INCOME

Recurring net income totaled €133 million, compared with €216 million at June 30, 2002.

This reduction is explained in particular by the disposal of non-core businesses in 2002 and the negative effect of exchange rate fluctuations.

The net loss for the company was €2,100 million, down from the first half of 2002 mainly due the impact of the write-down of assets at USFilter (cf. infra).

CASH FLOW FROM OPERATIONS AND DEBT

Cash flow from operations was €1,346 million, compared with €1,439 million at June 30, 2002. The cumulative negative impact of disposals and exchange rate fluctuations on cash flow from operations was €129 million.

Capital expenditures for growth and financial investments were €663 million at June 30, 2003 compared to €1,138 million at June 30, 2002. The total amount of capital expenditures and investments was €1,260 million, down approximately 28% compared with the first half of 2002. The company was therefore able to self-finance all its investments and generate positive free cash flow. Net debt remained stable at €13.1 billion compared to net debt at December 31, 2002.

Disposals amounted to €139 million at June 30, 2003.

STRATEGIC REFOCUSING

Given the developments of the first half, the company examined the new market outlook and its strategy in the Water business in the United States. Although a recovery in the equipment sector is expected in the second half of the year due to the seasonal nature of this business, the outlook for an improvement in margins remains subject to the evolution of the U.S. economic environment and the new competitive environment. Within the services sector, the strategic analysis has led to the differentiation of two distinct areas of activity:

–	short term contracts with satisfactory profitability, but which are linked either directly or indirectly to equipment sales,

–	services under long term contracts, which are fully consistent with the activities of Veolia Environnement. Despite the recent changes in the competitive environment, which affects the short-term evolution of this sector, the prospects for growth in this market remain considerable.

As a result, the company has decided, in its Water business, to:

–	refocus in North America on services carried out under long-term operating contracts for both municipal customers (around 80% of existing contracts) and industrial customers (around 20% of existing contracts);

–	to proceed with the disposal of the "Consumer and Commercial" business (Culligan and Everpure);

–	to proceed with the disposal of the Equipment and Short-term Services businesses;

–	to reassess the market value of all of USFilter’s assets and to record an extraordinary write-down of €2.2 billion (1) ($2.5 billion) in respect of the net book value of these assets.

Following this write-down, the net book value of USFilter in the consolidated accounts of Veolia Environnement is €2.0 billion.

(1)     Not including the potential impact of the exchange rate in the case of a disposal.

This strategic decision reflects Veolia Environnement’s intent to concentrate its efforts on developing the company’s expertise in municipal outsourcing services and long-term contracts for both municipal and industrial companies, and on developing synergies between its various divisions. These measures will enable the company to gain additional financial flexibility to take advantage of commercial opportunities in Europe, the United States and Asia, thereby accelerating its growth.

VEOLIA ENVIRONNEMENT’S NORTH AMERICAN BUSINESSES

After completion of the planned disposals, Veolia Environnement will have the following operations in North America across three of its divisions:

–	Waste management: with targeted 2004 revenue of approximately $1.5 billion, Onyx provides comprehensive waste services across the value chain and has strong regional coverage in the Mid-West and the East.

–	Water: with targeted 2004 revenue of approximately $0.6 billion from long-term operating contracts with both municipal customers and industrial customers, where it has a market share of over 40% in outsourcing services (1). The order book is valued at over $3.5 billion.

–	Transportation: with targeted 2004 revenue of approximately $0.3 billion mainly due to the increased impact of the Boston contract (around $200 million per year for five years) and a growing regional presence in the bus and rail sectors.

In total, the company’s targeted 2004 revenue in this region is close to $2.4 billion.

(1)     Source: Public Works Financing, March 2003

OUTLOOK

The performance of the company’s businesses and the strategic decisions to be implemented over the coming months allow Veolia Environnement to look ahead to the coming years with confidence.

For 2003, the excellent level of water volumes sold in France and the rest of Europe during the summer and positive developments in contracts outside France, especially in transportation, are expected to help improve the financial performance, subject to changes in economic conditions and exchange rate fluctuations.

The disposal of a substantial part of the US water activities will clarify the company’s business model and improve its risk profile. The disposals announced will reduce net debt to around €11 billion. The additional financial flexibility will give the company the means to take advantage of commercial opportunities in Europe, North America and Asia and thereby accelerate the growth of its businesses while controlling its level of indebtedness.

Veolia Environnement’s medium-term growth targets for its core businesses are from 4% to 8% per year. The policy of taking a selective approach to projects, the maturity of contracts (J curve) and the efficiency plan implemented throughout the company (with targeted savings of at least €300 million by the end of 2005) will contribute to a gradual improvement in the after tax return on capital employed, which is expected to reach between 8% and 9% in 2005.

Important Disclaimer:
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995, including, without limitation, those set forth under “Veolia Environnement’s North American Business” and “Outlook” above. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that Veolia Environnement’s compliance with environmental, health and safety laws and regulations may become more costly in the future and Veolia Environnement may incur liability under these laws and regulations, and the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contact for analysts and institutional investors: Nathalie Pinon +33 1 71 75 01 67
US Investor contact: Brian Sullivan +(1) 941 362 2435

All our press releases can be found on our Web site: http//veoliaenvironnement-finance.com

KEY FIGURES AT JUNE 30, 2003

In millions of €	30/06/2003	30/06/2002	(delta) exchange rate 30.06.2002/30.06.03

			Current	Constant
Reported revenue	14 048	14 971	-6,2%	-1.2%
of which revenue(1) excluding assets sold in 2002 and 2003	13 902	13 858	+0,3%	+5.4%

Reported EBITDA	1 824	1 951	-6,5%	-1.8%
of which EBITDA(1) excluding assets sold in 2002 and 2003	1 820	1 864	-2,4%	+2.5%

Reported EBIT	884	1 018	-13,1%	-8.9%
of which EBIT(1) excluding assets sold in 2002 and 2003	883	947	6,8%	-2.3%
(1)	Excluding assets sold in 2002 and 2003. Filtration and Separation Group, Plymouth, US Distribution as well as Bonna Sabla, sold in 2002 and Surface Prep.

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

(in millions of euros)	June 30, 03	June 30, 03

Revenue	14,048.0	14,970.5

EBIT	884.3	1,018.2

Amortization of goodwill and intangible assets with an indefinite useful life (recurring and non-recurring)	(2,266.8)	(158.5)

Restructuring costs	(9.1)	(5.7)

Operating income/(loss)	(1,391.6)	854.0

Net financial expense	(451.1)	(379.2)

Other income and expense	(33.5)	(60.5)

Income tax	(137.8)	(167.7)

Net income/(loss) before equity and minority interests	(2,014.0)	246.6

Share in net earnings of companies accounted for by the equity method	25.8	24.8

Minority interests	(112.0)	(58.6)

Net income/(loss)	(2,100.2)	212.8

Non-recurring net loss	(2,232.8)	(3.4)

Recurring net income	132.6	216.2

RECURRING NET INCOME (in millions of euros)
	Recurring	Non-recurring	Total

EBIT (operating result)	884.3	-	884.3

Restructuring costs	-	(9.1)	(9.1)

Goodwill amortization	(113.4)	(2,153.4)	(2,266.8)

Net financial expense	(369.8)	(81.3)	(451.1)

Other income and expense	-	(33.5)	(33.5)

Share in net earnings of companies accounted for by the equity method	25.8	-	25.8

Minority interests	(112.0)	-	(112.0)

Income taxes (35.43%)	(182.3)	44.5	(137.8)

Total	132.6	(2,232.8)	(2,100.2)

BALANCE SHEET – CONSOLIDATED ASSETS
(in millions of euros)

	June 30, 03	Dec. 31, 02

Intangible assets	3,045.9	3,904.9

Goodwill	4,506.8	6,152.8

Tangible assets	14,430.0	14,540.8

Financial assets	1,858.2	1,969.5
Of which long-term financial receivables	399.8	512.4

TOTAL FIXED ASSETS	23,840.9	26,568.0

Total current operating assets	11,926.9	12,320.3

Short-term financial receivables	772.8	487.5

Marketable securities	195.9	260.6

Cash and equivalents	3,198.2	2,381.9

TOTAL ASSETS	39,934.7	42,018.4

BALANCE SHEET – CONSOLIDATED LIABILITIES
(in millions of euros)

	June 30, 03	Dec 31, 02

Shareholders' equity (after income for the year)	3,667.0	6,329.6

Minority interests	2,597.8	2,585.2

Subsidies and deferred income	1,422.5	1,413.4

Provisions	2,962.0	2,946.1

Long-term debt	12,986.3	12,913.0

Other long-term liabilities	400.0	427.5

LONG-TERM CAPITAL	24,035.6	26,614.8

Accounts payable	11,212.3	11,607.7
Short-term debt	4,686.8	3,795.9
Of which bank overdrafts	781.4	746.3
Total current liabilities	15,899.1	15,403.6

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	39,934.7	42,018.4

CONSOLIDATED CASH FLOW STATEMENT

(in millions of euros)	June 30, 03	Dec. 31, 02	June 30, 02

Cash flow from operations	1,346.3	2,779.8	1,439.2

Change in working capital requirement*	(214.6)	(463.1)	(817.6)

Net change from operating activities	1,131.7	2,316.7	621.6

Capital expenditures	(1,014.2)	(2,603.4)	(1,107.7)

Financial investments	(197.4)	(1,130.7)	(642.9)

Disposals	117.3	1,771.5	555.4

Change in financial receivables	(298.2)	(152.2)	249.4

Other	61.8	6.2	12.5

Net change from investment activities	(1,330.7)	(2,108.6)	(933.3)

Change in debt	1,398.6	(1,708.0)	(92.3)

Increase in capital	6.1	1,554.1	14.2

Dividends	(276.7)	(300.0)	(242.6)

Other	(0.1)	(115.8)	(41.8)

Net change from financing activities	1,127.9	(569.7)	(362.5)

Cash and cash equivalents at beginning of period	1,635.6	2,089.3	2,089.3

Impact of currency exchange and other	(147.7)	(92.1)	(382.5)

Cash and cash equivalents at end of period	2,416.8	1,635.6	1,032.6

*	of which the change in securitized and discounted receivables: -€158m at June 30, 2003 vs. -€381m at June 30, 2002 (and -€223m at Dec. 31, 2002)

2003 first half results

September 24, 2003

2003 first-half results – September 2003
1

First half 2003: continuation of balanced growth

- Revenue (excluding assets sold in 2002 and 2003) up 5.4% at constant exchange rates
- Good operating performance in water excluding the U.S., Waste, and Energy services
- Focus on long-term contract business for Water in North America
- Other USFilter assets to be sold and a reassessment of the market value of all of USFilter's assets
- Control of investments and positive free cash flow before dividends
- Debt stable

2003 first-half results – September 2003

3

Review of strategy for U.S. Water businesses

- Focus on long-term operating contracts and engineering contracts (80% to municipalities and 20% to industrial customers)
- Disposal of the equipment and short-term industrial contract business
- Disposal of the Consumer and Commercial business (Culligan & Everpure)

2003 first-half results – September 2003

4

North American Water figures

- Revenue of businesses sold or being sold

Culligan + Everpure	2003 (*) $760m
Equipment / Short term contracts	2003 (*) $1,300m

- Total revenue for long-term contracts business :

2003 (*)	$600m
Estimated average operating margin	5%

(*) Estimated full year amounts

2003 first-half results – September 2003

5

Extraordinary write-down of water assets in the U.S.

- Reassessment of market value for USFilter assets
- Write-down of $2.5billion (€2.2 billion)
- Net book value of all of the businesses after the write-down: €2.0 billion ($2.2 billion)

2003 first-half results – September 2003
6

Veolia Environnement's activities in North America

Waste - 2004 targeted revenue: $1.5bn

Onyx is present throughout the value chain for waste with a strong regional presence (Midwest and East)

Water - 2004 targeted revenue: $0.6bn

Long-term operating contracts with municipalities (80% of revenue) and industrial customers (20% of revenue). Market share of >40% in outsourcing services.

Transport - 2004 targeted revenue: $0.3bn

Reflecting a growing regional presence in bus and commuter rail services as well as the increased impact of the Boston contract ($200 m per year for 5 years).

2003 first-half results – September 2003
7

Key figures at June 30, 2003 (in €m)

	June 30, 03	June 30, 02	ΔJune 30, 02/June 30, 03 at exchange rate	
			Current	Constant
Reported revenue	14,048	14,971	-6.2%	-1.2%
of which revenue (1) (excl. assets sold in 2002 and 2003)	13,902	13,858	+0.3%	+5.4%
Reported EBITDA	1,824	1,951	-6.5%	-1.8%
of which EBITDA (1) (excl. assets sold in 2002 and 2003)	1,820	1,864	-2.4%	+2.5%
Reported EBIT	884	1,018	-13.1%	-8.9%
of which EBIT (1) (excl. assets sold in 2002 and 2003)	883	947	-6.8%	-2.3%

2003 first-half results – September 2003

8

Key figures at June 30, 2003 (in €m)

	June 30, 03	June 30, 02
Cash flow from operations	1,346	1,439
Capex and financial investments	1,260	1,741
Net income	(2,100)	213
Non-recurring income (loss)	(2,233)	(3)
Recurring net income	133	216
Net debt	13,106	13,066 (2)

(2) At Dec. 31, 2002

2003 first-half results – September 2003

9

First half impacted by exchange rates

% of consolidated revenue during 1st half 2003	Currency	Av. rate H1 2002 (€1 = …)	Av. rate H1 2003 (€1 = …)	H1 2003/H1 2002
12%	US dollar	0.885	1.115	-21%
8%	Pound sterling	0.616	0.690	-11%
2%	Czech koruna	31.206	31.610	-1%
2%	Australian dollar	1.677	1.789	-6%

2003 first-half results – September 2003

10

Revenue at June 30 (excluding assets sold in 2002 and 2003)

2003
2002
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
Total reported revenue at June 30, 2003: €14,048m, of which €5,497m from water
5 350,9
5 557,5
2 914,0
3 047,0
2 387,5
2 287,3
1 820,9
1 705,4
1 428,5
1 260,6
13 901,8
13 857,8
At constant exchange rates
At current exchange rates
Water +2.1% -3.7%
Waste man. +4.4% -4.4%
Energy serv. +6.0% +4.4%
Transportation +10.2% +6,8%
FCC +14.7% +13,3%
Total +5.4% +0,3%

2003 first-half results – September 2003
11

Contribution to EBITDA excluding assets sold in 2002 and 2003

	EBITDA in €m	Δ Exchange Rate constant	Δ Exchange Rate current	Margin June 30, 03	Margin June 30, 02
Water	753	+2%	- 3%	13.7%	13.2%
Waste management	431	+3% (*)	- 6% (*)	14.9%	15.4%
Energy services	357	+17%	+16%	14.9%	13.4%
Transportation	139	-5%	-6%	7.7%	8.7%
FCC	175	+7%	+5%	12.3%	13.2%
TOTAL	*1,820*	*+2.5%*	*-2.4%*	*13.1%*	*13.4%*

(*) excluding Proactiva

2003 first-half results – September 2003

12

EBIT at June 30 excluding assets sold in 2002 and 2003

1 000
900
800
700
600
500
400
300
200
100
0
-100
2003
2002
400,6
425,3
179,1
195,1
179,2
162,1
40,5
55,0
119,0
117,3
882,8
947,2
Water
Waste man.
Energy serv.
Transportation
FCC
Total

	Water	Waste man.	Energy serv.	Transportation	FCC	Total
At constant exchange rates	Stable	+4.8% (1)	+11.9%	-27.0%	+2.2%	-2.3%
At current exchange rates	-5.8%	-4.5% (1)	+10.5%	-26.3%	+1.5%	-6.8%

(1) Only Onyx

2003 first-half results – September 2003
13

EBIT trends by division

Water	EBIT, excluding assets sold in 2002 and 2003: €401m (stable at constant exchange rates)
France	Profit margins improved due to a good level of volumes
Rest of Europe, Asia, Africa	Double-digit growth in operating performance and positive impact from the J curve: good contribution from Berlin and Central Europe, satisfactory growth in Pudong in Asia
North America	Equipment: low margin level Long-term services: start-up costs for certain contracts Decline in operating performance for the overall business
Veolia Water Systems	Operating income affected by business slowdown

2003 first-half results – September 2003

14

EBIT trends by division

Waste	EBIT: €179m (+4.8% excluding Proactiva at constant exchange rates)
France	Improved margins: → good operating performance in many regions → improved profitability in municipal services
Rest of Europe	Good results supported by favorable developments in the UK (new contracts and improved profitability for existing contracts)
USA	2% increase in EBIT excluding exchange rate impact: very good performance in solid waste but fall-off in industrial activities due to economic conditions
Asia Pacific	Margins maintained at high level but profitability affected by decline in volumes treated

2003 first-half results – September 2003

15

EBIT trends by division

Energy services	EBIT: €179m, (+12% at constant exchange rates)
France	Margin stable, as the positive impact of prices and buoyant performance of cogeneration offset weak performance in engineering activities
International	54% growth in EBIT ➔ Productivity gains in the UK ➔ Continued growth in Italy ➔ Good weather conditions in Central Europe and startup of Vilnius contract

2003 first-half results – September 2003

16

EBIT trends by division

Transportation	EBIT: €40.5m
France	Favorable trend in results
Rest of Europe	Strongly penalized by the difficult situation in certain markets and contracts (in particular Great Britain)
USA	Startup of Boston contract

FCC	EBIT: €119m
	Good performance in municipal services. Impact of a cement plant stoppage during the first quarter.

2003 first-half results – September 2003

17

From EBIT to net income (in €m)

	June 30, 03	June 30, 02
EBIT	884	*1,018*
Recurring financial expense	(370)	*(379)*
Notional tax charge	(182)	*(226)*
Share in net earnings of companies accounted for by the equity method	26	*25*
Minority interests	(112)	*(97)*
Recurring net income before goodwill	246	*341*
Recurring goodwill amortization	(113)	*(125)*
Recurring net income after goodwill	133	*216*
Non-recurring income (loss)	(2,233)	*(3)*
Net income (loss)	(2,100)	*213*

2003 first-half results – September 2003

18

Evolution of financial charges at June 30, 2003

(in €m)

	June 30, 03	June 30, 02
Cost of financing	(314)	(316)
Provisions and miscellaneous	(137)	(63)
of which USFilter assets	(72)	
amortization of Oceane premium	(15)	(15)
treasury stock	(10)	(25)
exchange rate	(16)	(10)
other	(24)	(13)
Net financial expense	**(451)**	**(379)**

Average interest rate: 4.28%

2003 first-half results – September 2003

19

Non-recurring loss (in €m)

Write-down of North American Water division assets	(2,232)
Restructuring costs	(9)
Tax	+44
Other	(36)

Total (2,233)

2003 first-half results – September 2003

20

Control of investments at June 30, 2003

In €m	Maintenance	Growth	Total June 30,03	Total June 30, 02	
Water	293	300	*593*	891	UK, Brussels, Asia
Waste management	143	136	*279*	333	Major projects France, UK
Energy services	50	101	*152*	229	Czech Republic, Poland
Transportation	47	54	*101*	139	Norway, Eastern Europe
FCC + Proactiva	65	70	*135*	147	
Total	*597*	*663*	*1,260*		
Total at June 30, 2002	*603*	*1,138*		*1,741*	*-28%*

2003 first-half results – September 2003
21

Financial equilibrium: positive free cash flow

	June 30, 03	June 30, 02	Δ 2003/2002
Cash flow from operations	1,346	1,439	
Maintenance capital expenditures	(597)	(603)	
Free cash flow available before growth	749	836	
Investments for growth	(663)	(1,137)	
Change in consolidation scope	33	(64)	
Change in WCR	(57)	(436)	
Disposals	139	+573	
Free cash flow	**201**	**(228)**	**+188%**
Dividends	(277)	(243)	
Exchange rate fluctuations and other	194	340	
Change in securitized receivables	(158)	(365)	
Net balance	**(40)**	**(496)**	
Net debt at June 30th	13,106	14,779	
Net debt at December 31st	13,066	14,283	

2003 first-half results – September 2003

22

Debt structure

- Average maturity extended from 3.8 years to *5 years*
- *65%* of debt in euros, *20%* of debt in dollars
- Fixed rate/variable rate: *51/49%*
- Cash position strengthened: *€8 billion*
- Ratings: Standard & Poor's *BBB+ / Positive / A2*
  Moody's *Baa1 / Stable / P2*

2003 first-half results – September 2003

23

STRATEGY AND OUTLOOK

2003 first-half results – September 2003

24

A clearly defined strategy

- To strengthen Veolia Environnement's market positions in long-term contracts
- Medium term growth of businesses between 4 and 8% per year

Examples

In Europe

Marseille (preferred-bidder)	France	Water
Metz	France	Water
Thuringia	Germany	Water
Weisswasser, Saxony	Germany	Multiple services
Camden (London)	UK	Waste
Schleswig-Holstein	Germany	Transportation

In North America

Numerous industrial contracts	Water
US Municipal contracts (Alabama, California, Iowa, Oklahoma ...)	Water

In certain Asian countries

Beijing region	China	Water
Baillonggang (Shanghai)	China	Water
Shanghai Huancheng	China	Waste

2003 first-half results – September 2003
25

Improved financial flexibility

- Increase financial flexibility to accelerate our growth
- Focus growth on the model of long-term contracts with a long-term partnership with our customers
- Debt after disposals stabilized at €11 billion

2003 first-half results – September 2003

26

"J" curve trending upward
Example: Shanghai Pudong

Euros (M)
RCI (%)
500
400
300
200
100
0
-100
35%
30%
25%
20%
15%
10%
5%
0%
-5%
Year 1
Year 5
Year 10
Year 15
Year 25
Revenue
EBIT
Net Op. Cash Flows
RCI

- 50 year contract valued at approximately 10 billion euros
- Initial investment of $245 million in joint-venture with Shanghai Water Assets Operation and Development Co. Ltd.
- Creates strong platform for future operating contract opportunities in China

2003 first-half results – September 2003
27

J curve trending upward
Example: Czech Republic (group of contracts)

3.4 million people served

<u>Entry of contracts</u>

1996	Pilsen
1998	VOSS Sokolov
1999	SCVK (Bohème du Nord) 1.JVS (Bohème du Sud) AQUA Příbram VODOSPOL Klatovy
2000	SMV (Moravie)
2001	Prague I – 66%
2002	Prague II – 34%
2003	Projects Bohème Centrale : Kladno Melnik Mlada Boleslav Moravie: Zlin

2003 first-half results – September 2003

28

J curve trending upward
Example: Czech Republic

Euros (M)
RCI (%)
500
450
400
350
300
250
200
150
100
50
0
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Year 1
Year 7
Year 8
Year 10
Year 20
Revenue
EBIT
Net Profit
RCI

- **Model of a group of operating contracts with limited investment (initial entry, maintenance, other contractual investments)**
- **Customer payments based on an adjusted cost + fee basis (adjusted for increase in inflation with the ability to retain productivity gains)**

2003 first-half results – September 2003

29

Profitability improvement

- Implementation of Veolia Environnement productivity improvement plan with targeted minimum savings of €300m (purchasing, consolidation of insurance costs, reduction in headquarters offices, improved labor management)
- Favor less capital-intensive operating projects
- After-tax ROCE of between 8% and 9% at the end of 2005

2003 first-half results – September 2003

30

Veolia Environnement

- Our concrete achievements …

… over a three year period:

- A complete restructuring of the shareholder base
- The total transfer of our contracts
- A renewal rate of our contracts of >90%
- A high historical success rate with contract bids
- A well managed geographic exposure
- A complete restructuring of our financial agreements
- A decrease in indebtedness
- An increase in free cash flow

Our medium-term goals

- A clearly defined strategy
- A leader in environmental services with an integrated offering
- Further increases in market share
- A reduction in the debt and improved financial flexibility
- An efficiency plan with targeted minimum savings of 300 million euros by the end of 2005
- A proven business model and profitable growth

2003 first-half results – September 2003

31

Appendixes

2003 first-half results – September 2003

32

Contribution by geographic area

Revenue, excluding assets sold in 2002 and 2003, at June 30, 2003
ROW 7%
France 46%
USA 11%
Rest of Europe (excl. France) 36%

EBIT, excluding assets sold in 2002 and 2003, at June 30, 2003
ROW 5%
France 40%
USA 11%
Rest of Europe (excl. France) 44%

2003 first-half results – September 2003

33

Cash flow from operations at June 30, 2003

June 30, 2002
€1,439m
1500
1100
700
300
-100
-500
(€50m)
(€79m)
(€38m)
Disposals
Exchange rates
Difference in interest rates
Operating performance €74m
June 30, 03
€1,346m

2003 first-half results – September 2003
34

Appendix: USFilter – The market leader in outsourcing services

- Provides water and wastewater services to 13 million people in over 600 U.S. communities
- Leader with 41% share of outsourcing market*
  - → 29% in municipal outsourcing
  - → 53% in industrial outsourcing
- Contract renewal rate >90% in 2002
- Over $3.5B in total backlog
  - → 80% Municipal contracts
  - → 20% Industrial contracts

Municipal market shares (*)

VW/USFilter 29%
Other (13 companies) 44%
Suez/ United Water 15%
OMI 12%

Industrial market shares (*)

Other 47% (12 companies)
VW/USFilter 53%

* 2002 figures Public Works Financing

2003 first-half results – September 2003

35

Key municipal outsourcing projects in the U.S.

- Indianapolis, IN
- Tampa Bay, FL
- Atlanta, GA
- Oklahoma City, OK
- Lynn, MA
- Woonsocket, RI
- Great Falls, MT
- Cranston, RI
- Petaluma, CA
- Leominster, MA
- Honolulu, HI
- Richmond, CA
- Atlanta-Fulton, GA
- Moncton, Canada
- Palm Springs, CA
- Plymouth, MA
- Springboro, OH
- Danbury, CT
- Jupiter Island, FL
- Wilmington, DE
- Arvin, CA
- Burlingame, CA

2003 first-half results – September 2003

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Key industrial outsourcing projects in the U.S.

- Chevron
- BP-Amoco
- Air Products
- Bethlehem Steel
- Conoco
- Sunoco
- Exxon Mobil
- Occidental Chemical
- Alon USA
- Equistar
- Westlake
- General Motors
- IPSCO
- 3M
- AK Steel
- ALCOA

2003 first-half results – September 2003

37

Appendix: Onyx North America: Most comprehensive provider of integrated waste services

Locations: 295
Onyx Environmental Services
Onyx Waste Services
Montenay Power Corp.
Onyx Industrial Services
ONYX
North America

2003 first-half results – September 2003

38

Appendix: Onyx North America: Most comprehensive provider of integrated waste services

- **Solid waste locations in 11 states with more than 450 municipal solid waste contracts and over 130,000 commercial and industrial customers**
- **Second largest hazardous waste service provider in the U.S.**
- **Industrial services (hydroblasting, industrial cleaning, chemical cleaning, etc.) to most major industries**
- **Operating 10 waste-to-energy facilities with a capacity of over 10,000 tons per day**

Breakdown of 2002 North America Revenues : €1.4 billion

Waste-to-Energy 12%
Solid Waste 45%
Hazardous Services 24%
Industrial Services 19%

2003 first-half results – September 2003

39

Financial Communication

Nathalie PINON, Directeur des Relations avec les Investisseurs

38 Avenue Kléber – 75116 Paris - France

Telephone +33 1 71 75 01 67

Fax +33 1 71 75 10 12

e-mail nathalie.pinon@groupve.com

Brian SULLIVAN, Vice President, US Investor Relations

1605 Main Street, Suite 710, Sarasota, FL 34236- USA

Telephone (941) 362-2435

Fax (941) 362-2499

e-mail bsullivan@usfilter.com

Web site

http://www.veoliaenvironnement-finance.com

2003 first-half results – September 2003

40

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  September 24, 2003

VEOLIA ENVIRONNEMENT
By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Chief Financial Officer